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                                                                      EXHIBIT 14

                                 CODE OF ETHICS
                   FOR SENIOR EXECUTIVE AND FINANCIAL OFFICERS
                            OF THE ENSTAR GROUP, INC.

I.       GENERAL

         It is the policy of The Enstar Group, Inc. (the "Company") to comply strictly with all laws, rules and regulations governing its operations and to conduct its affairs in keeping with the highest moral, legal and ethical standards. This policy is described in the Company's Code of Conduct (the "Code of Conduct") which is applicable to all employees. Senior executive and financial officers hold an important and elevated role in complying with the Code of Conduct in their own activities; in ensuring compliance with the Code of Conduct by other employees; and in their commitment to (i) honest and ethical conduct, (ii) full, fair, accurate, timely and understandable disclosure in the Company's public communications, and (iii) compliance with applicable governmental laws, rules and regulations. Accordingly, the Company has adopted this Code of Ethics for its Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, Vice President of Corporate Taxes/Secretary, Controller and Treasurer and any other senior executive or financial officers performing similar functions and so designated from time to time by the Chief Executive Officer (the "Senior Executive and Financial Officers"). The principles and standards set forth in this Code of Ethics for the Senior Executive and Financial Officers shall supplement the Company's Code of Conduct, and the Senior Executive and Financial Officers must comply with both this Code of Ethics and that Code of Conduct. This Code of Ethics shall be approved annually by the independent members of the Board of Directors (the "Independent Directors") and filed with the Securities and Exchange Commission (the "SEC") as an exhibit to the Company's Annual Report on Form 10-K.

II.      HONEST AND ETHICAL CONDUCT

         Senior Executive and Financial Officers will exhibit and promote the highest standards of honest and ethical conduct, including adherence to the following policies and procedures:

         - The Company's Code of Conduct prohibits any activity or association that creates or appears to create a conflict between the employee's personal interests and the Company's business interests. The Code of Conduct includes definitions of conflict-of-interest situations, and imposes policies and guidelines for the avoidance of conflicts of interest by all Company employees. In addition to their compliance with all applicable provisions of the Code of Conduct, the Senior Executive and Financial Officers shall (a) engage in only honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships; and (b) avoid conflicts of interest, including


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                  making disclosure to the Independent Directors of any material transaction or relationship that reasonably could be expected to give rise to such a conflict.

         - Inform the Independent Directors of (a) deviations in practice from policies and procedures governing honest and ethical behavior or (b) any material transaction or relationship that could reasonably be expected to create a conflict of interest.

         - Demonstrate personal support for the policies and procedures set forth in this Code of Ethics through periodic communications reinforcing these principles and standards throughout the Company.

         - Respect the confidentiality of information acquired in performance of one's responsibilities and do not use confidential information for personal advantage.

III.     FINANCIAL RECORDS AND PERIODIC REPORTS

         As a public company, the Company is committed to full, fair, accurate, timely and understandable disclosure in reports and documents that it files with, or submits to, the SEC and in other public communications made by the Company. In support of this commitment, the Company has, among other measures,
(a) designed and implemented disclosure controls and procedures (within the meaning of applicable SEC rules); (b) established a Disclosure Committee, which imposes duties on each of the Senior Executive and Financial Officers; (c) set forth requirements in the Code of Conduct relating to the maintenance of accurate and complete records, the prohibition of false, misleading or artificial entries on its books and records, and the full and complete documentation and recording of transactions in the Company's accounting records; and (d) established a record retention policy. In addition to performing their duties and responsibilities under these requirements, each of the Senior Executive and Financial Officers will establish and manage the Company's reporting systems and procedures with due care and diligence to ensure that:

         - Reports filed with or submitted to the SEC and other public communications contain information that is full, fair, accurate, timely and understandable and do not misrepresent or omit material facts.

         - Business transactions are properly authorized and completely and accurately recorded on the Company's books and records in accordance with generally accepted accounting principles and the Company's established financial policies.

         - Retention or disposal of Company records is in accordance with established Company policies and applicable legal and regulatory requirements.


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IV.      COMPLIANCE WITH APPLICABLE LAWS, RULES AND REGULATIONS

         As set forth in the Code of Conduct, it is the policy of the Company to comply strictly with all laws, rules and regulations governing its operations, to promote integrity and fairness and to maintain the highest standards of ethical conduct. Accordingly, the Senior Executives and Financial Officers will comply with applicable governmental laws, rules and regulations, and will:

         - Educate employees about federal, state and local statutes, rules, regulations and administrative procedures that affect the operation of the Company.

         - Monitor compliance of the Company's finance organization and other key employees with applicable federal, state and local statutes, rules, regulations and administrative procedures.

         - Identify, report and correct in a swift and certain manner any detected deviations from applicable federal, state and local statutes, rules, regulations and administrative procedures.

V.       COMPLIANCE WITH CODE OF ETHICS

         The Senior Executives and Financial Officers shall acknowledge and certify their ongoing compliance with this Code of Ethics annually and supply a copy of such certification to the Independent Directors. This Code of Ethics will be published with the Code of Conduct and distributed to all employees, and any employee should promptly report any violation of this Code of Ethics to the Independent Directors. Under the Code of Conduct, any infraction of the Code of Conduct will subject an employee to disciplinary action that may include reprimand, demotion or dismissal, depending on the seriousness of the offense. The Board of Directors shall take appropriate action with respect to the failure of any Senior Executive or Financial Officer to comply with this Code of Ethics, which may include any of these sanctions.







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